1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com
ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial: (856) 661-2265
Email: mark.roderick@flastergreenberg.com

July 6, 2017

Sent by Email Only

Thomas Kluck, Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:  KluckT@sec.gov

Re:	Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Submitted December 1, 2016
File No. 024-10649

Dear Mr. Kluck:

This is in response to your letter of April 28, 2017. We have copied below the questions from your April 28th letter, and provided the Fund’s responses below each question. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Offering Circular Cover Page

Your Question #1

We note your response to comment 1 of our letter dated March 10, 2017 and comments 2 and 8 of our letter dated December 29, 2016. We will continue to monitor for your response to our comments.

Our Response:

The Fund has entered into an Escrow Agreement with First Green Bank dated effective June 13, 2017, a copy of which is being filed as Exhibit 1A-8 to the Offering Circular.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
June 21, 2017

Your Question #2

Please update your financial statements to include audited financial statements as of December 31, 2016.

Our Response

In response to this comment, the Fund has included financial statements as of December 31, 2016.

Your Question #3

Please update your prior performance tables, such as Table III, to include information as of December 31, 2016.

Our Response

In response to this comment, the Fund has updated its prior performance tables to include information as of December 31, 2016.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:	Edward P. Lorin, CEO (sent via email with enclosures)